Filed Pursuant to Rule 433
Registration No. 333-210256
March 17, 2016

NewsRelease

TransCanada Announces $4.209 billion Bought Deal Offering of Subscription Receipts

Calgary, Alberta — March 17, 2016 — TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Corporation) today announced that it has entered into an agreement with a syndicate of underwriters (the Underwriters) led by RBC Capital Markets and TD Securities Inc. under which they have agreed to purchase from TransCanada and sell to the public 92.0 million Subscription Receipts at a price of $45.75 per Subscription Receipt for total gross proceeds of $4.209 billion (the Offering).  The Subscription Receipts will be offered to the public in Canada and the United States through the Underwriters or their affiliates.  TransCanada has also granted the Underwriters an option to purchase up to an additional 4.6 million Subscription Receipts at a price of $45.75 per Subscription Receipt at any time up to 30 days after closing of the Offering.

The Offering is subject to the receipt of all necessary regulatory and stock exchange approvals.  The closing date of the Offering (the Offering Closing Date) is expected to be on or about April 1, 2016.

Proceeds from the Offering will be used to finance a portion of the purchase price for the previously announced acquisition (the Acquisition) of Columbia Pipeline Group, Inc. (NYSE: CPGX) (Columbia) by subsidiaries of the Corporation’s wholly-owned subsidiary, TransCanada PipeLines Limited (TCPL).  Columbia is a Houston, Texas-based company that operates an approximately 24,000-km (15,000-mile) network of interstate natural gas pipelines extending from New York to the Gulf of Mexico, with a significant presence in the Appalachia production basin.

Each Subscription Receipt will entitle the holder thereof to receive automatically upon closing of the Acquisition, without any further action on the part of the holder thereof and without payment of additional consideration, one common share (Common Share) of the Corporation.

In addition, while the Subscription Receipts remain outstanding, holders will be entitled to receive cash payments (Dividend Equivalent Payments) per Subscription Receipt that are equal to, and will be paid on the same date as, dividends declared by TransCanada on each Common Share.  Such Dividend Equivalent Payments will have the same record date as the related Common Share dividend and will be paid to holders of Subscription Receipts concurrently with the payment date of each such dividend, provided that holders of Subscription Receipts of record at the close of business on April 15, 2016 will be entitled to receive a Dividend Equivalent Payment in respect of the C$0.565 per Common Share dividend payable by TransCanada on April 29, 2016 to holders of Common Shares of record at the close of business on March 31, 2016, notwithstanding that the Subscription Receipt holders were not holders of record on the record date for such Common Share dividend.  Dividend Equivalent Payments will be paid first out of any interest on the Escrowed Funds (defined below) and then out of the Escrowed Funds.

The gross proceeds from the sale of the Subscription Receipts (the Escrowed Funds) will initially be held in escrow by Computershare Trust Company of Canada, as escrow agent (the Escrow Agent) and invested in interest-bearing deposits with banks and other financial institutions with issuer credit ratings from Standard & Poors of at least A, provided that Dividend Equivalent Payments may be made from the Escrowed Funds and the interest credited or received thereon from time to time, as described above.

Once notice has been delivered to the Escrow Agent that the parties to the Acquisition are able to complete the Acquisition in all material respects in accordance with the terms of the merger agreement among the parties to the Acquisition (the Merger Agreement), but for the payment of the purchase price, and the Corporation has available to it all other funds required to complete the Acquisition, the Escrowed Funds, less any amounts required to satisfy payment of any unpaid Dividend Equivalent

Payments, will be released to or as directed by the Corporation up to six business days prior to the closing of the Acquisition. On the closing date of the Acquisition, the Subscription Receipts will automatically be exchanged for Common Shares on a one-for-one basis.

The Acquisition is expected to close shortly after the later of the expiration or termination of the applicable waiting period in connection with the Acquisition under the U.S. Hart-Scott-Rodino Act, the receipt of Columbia stockholder approval and the completion of the clearance process undertaken by the Committee on Foreign Investment in the United States under the Defenses Production Act of 1950, provided that such conditions are satisfied on or prior to the termination date set forth in the Merger Agreement.  Assuming all closing conditions are satisfied, the Corporation expects closing of the Acquisition to occur in the second half of 2016.

If:

•                  the Escrow Release Notice is not delivered on or prior to 5:00 p.m. (Calgary time) on March 17, 2017 (the Outside Date),

•                  the Merger Agreement is terminated, or

•                  the Corporation advises the Underwriters or announces to the public that TCPL does not intend to proceed with the Acquisition at any earlier time,

(such termination, advising or announcement being a Termination Event, and the earlier of (i) 5:00 p.m. (Calgary time) on the Outside Date without the Escrow Release Notice having been delivered, and (ii) the occurrence of a Termination Event, being the Termination Time), then the Escrow Agent and the Corporation will return to each holder of Subscription Receipts, commencing on the third business day following the Termination Time, an amount equal to the aggregate issue price of such holder’s Subscription Receipts, plus any unpaid Dividend Equivalent Payments owing to such holders of Subscription Receipts (the Termination Payment).  The Termination Payment will be made from the balance of the Escrowed Funds at the Termination Time, including from any remaining interest on the Escrowed Funds. If the balance of the Escrowed Funds, together with any such interest, is insufficient to cover the full amount of the Termination Payment, TransCanada will pay to the holders of Subscription Receipts any difference.

The Subscription Receipts will be issued by way of a short form prospectus that will be filed with securities regulatory authorities in Canada and the United States under the multijurisdictional disclosure system.  The Corporation has filed a preliminary short form prospectus in respect of the Offering.  Investors should read the short form prospectus before making an investment decision.  The description of the Subscription Receipts set forth above is qualified in its entirety by the subscription receipt agreement and the summary thereof contained in the short form prospectus.

This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Corporation has filed a registration statement (including a preliminary short form prospectus) with the Securities and Exchange Commission (SEC) for the Offering to which this communication relates. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the preliminary short form prospectus in that registration statement and other documents the Corporation has filed with the SEC for more complete information about the Corporation and the Offering. The Corporation has also filed the preliminary short form prospectus relating to the Offering with each of the provincial and territorial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Corporation, any underwriter or any dealer participating in the Offering will arrange to send you the preliminary short form prospectus if you request it in the U.S. from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com, or TD Securities (USA) LLC (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019, or in Canada from RBC Capital Markets, Attn: Simon Yeung,

Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5.

Forward Looking Information

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar word). Forward-looking statements in this release are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s expectations with respect to the Offering and the Acquisition and its assessment of TransCanada’s and its subsidiaries’ future plans and financial outlook. In particular, forward-looking statements in this publication include, but are not limited to, those related to the planned Offering and Acquisition including the expected closing thereof, plans regarding financing for the Acquisition including, but not limited to, using the Escrowed Funds together with other financing sources to pay the purchase price for the Acquisition; and the timing of the distribution of the Subscription Receipts pursuant to the Offering and the distribution of Common Shares upon the closing of the Acquisition. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Key assumptions on which forward-looking statements contained in this publication are based include, but are not limited to, assumptions about acquisitions and divestitures, regulatory decisions and outcomes, access to capital markets; and the timing and completion of the Acquisition including receipt of regulatory and Columbia shareholder approvals. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting TransCanada and its subsidiaries, including risks regarding the pipeline and energy sectors, regulatory decisions and outcomes, economic conditions in North America as well as globally and many other factors beyond the control of TransCanada. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the 2015 Annual Report and the registration statement and preliminary short form prospectus described above, each of which are filed under TransCanada’s profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

ABOUT TRANSCANADA

With more than 65 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 67,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,400 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest liquids delivery systems. TransCanada’s Common Shares trade on the Toronto and New York stock exchanges under the symbol TRP.

ABOUT COLUMBIA

Columbia operates approximately 24,000 km (15,000 miles) of strategically located interstate pipeline, gathering and processing assets extending from New York to the Gulf of Mexico, including an extensive footprint in the Marcellus and Utica Shale production areas.  Columbia also operates one of the nation’s largest underground natural gas storage systems. Columbia is listed on the NYSE under the ticker symbol CPGX.

Media Enquiries:

Mark Cooper/Terry Cunha

403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:

David Moneta/Stuart Kampel

403.920.7911 or 800.361.6522